---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                       OMB NUMBER: 3235-0145
                                                     ---------------------------
                                                     EXPIRES: DECEMBER 31, 2005
                                                     ---------------------------
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE...15
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      The Major Automotive Companies, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    560775108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            James Martin Kaplan, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                  June 9, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX [X].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

           PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 7 Pages

CUSIP NO. 560775108

------------------------------------------------------------------------------------------------------------------------------------
               1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                  Bruce Bendell
------------------------------------------------------------------------------------------------------------------------------------
               2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  (A) |_|
                  (B) |X|
------------------------------------------------------------------------------------------------------------------------------------
               3. SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
               4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  PF
------------------------------------------------------------------------------------------------------------------------------------
               5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) |_|
------------------------------------------------------------------------------------------------------------------------------------
               6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF               7.  SOLE VOTING POWER
SHARES                         4,121,722 (1)
BENEFICIALLY            ------------------------------------------------------------------------------------------------------------
OWNED BY                8.  SHARED VOTING POWER
EACH                           5
REPORTING               ------------------------------------------------------------------------------------------------------------
PERSON WITH             9.  SOLE DISPOSITIVE POWER*
                               4,121,722 (1)
                        ------------------------------------------------------------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                               5
------------------------------------------------------------------------------------------------------------------------------------
             11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,121,727 (2)
------------------------------------------------------------------------------------------------------------------------------------
             12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|
------------------------------------------------------------------------------------------------------------------------------------
             13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 43.0%
------------------------------------------------------------------------------------------------------------------------------------
             14. TYPE OF REPORTING PERSON (see Instructions)
                 IN
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes: (i) The following shares of common stock which the reporting person has the right to acquire within 60 days: 22,500 shares of common stock which the reporting person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares which are immediately exercisable. Does not include 5 shares of common stock owned by the Reporting Person's wife.

(2) Includes: (i) 5 shares of common stock owned by the Reporting Person's wife and the following shares of common stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of common stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares of common stock which are immediately exercisable.


                               Page 2 of 7 Pages

Item 1.  Security and Issuer.

      This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by The Major Automotive Companies, Inc., a Nevada corporation (the "Company"), with its principal executive offices located at 43-40 Northern Boulevard, Long Island City, NY 11101.

Item 2.  Identity and Background.

      This statement is filed by Bruce Bendell (the "Reporting Person"). The business address of the Reporting Person is 43-40 Northern Boulevard, Long Island City, NY 11101. The Reporting Person is a United States citizen. The Reporting Person is the Chairman of the Board of Directors, President, Chief Executive Officer and Acting Chief Financial Officer of the Company.

      The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

      The Reporting Person acquired all of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person with his own personal funds, except for (i) warrants to purchase 22,500 shares of Common Stock which were issued to the Reporting Person in consideration for certain services performed on behalf of the Company, and (ii) options for 80,000 shares of Common Stock which were issued to the Reporting Person as employment compensation.

Item 4.  Purpose of Transaction.

      The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time.

      On June 9, 2004, the Reporting Person sent a letter to the Board of Directors of the Company expressing a desire to pursue a transaction pursuant to which a newly-formed Delaware corporation, all of the outstanding stock of which would be owned by the Reporting Person and/or his affiliates (collectively, "Bendell"), would be merged with and into the Company. As a result of the merger, Bendell would be the only stockholder of the surviving corporation. The existing stockholders of the Company would receive cash in respect of their shares, on a basis that would value 100% of the Company at approximately $6,650,000.

      The Reporting Person is proposing to enter into the transaction described above because he believes that it is best for the Company to operate as a privately held entity. As a privately held entity, the Company will have greater


                               Page 3 of 7 Pages
operating flexibility to focus on enhancing long-term value by emphasizing growth and the flexibility to operate strategically without the constraint of the public market's emphasis on quarterly earnings. In addition, the Reporting Person believes that this strategic flexibility will enable the Company to make decisions that may negatively affect quarterly results but that may increase the value of the Company's assets or earnings over the long-term.

      If the proposed transaction is consummated, the Company's Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Common Stock would be delisted from the Nasdaq Small Cap Market or any other securities market and the Company would cease filing periodic and annual reports with the SEC. The time devoted by the Company's management and other employees to matters relating exclusively to the Company being publicly held would therefore be eliminated. In addition, completion of the proposed merger would result in the reduction of certain costs which relate to being a public company, including legal costs, insurance costs, the costs of certain accounting and auditing activities and internal controls, the cost of annual meetings, the cost of preparing, printing and mailing corporate reports and proxy statements and transfer agent expenses.

      Upon consummation of the proposed merger, stockholders other than the Reporting Person will no longer have an equity interest in the Company and will not participate in the Company's future earnings growth, if any. Instead, the stockholders of the Company (other than the Reporting Person and the Company's stockholders who do not vote in favor of the proposed merger and who properly exercise their appraisal rights under Nevada law) would receive cash for their shares based upon a $6,650,000 valuation of the Company pursuant to the terms of a merger agreement. The Company would thereafter be a privately held corporation with Bendell having a 100% interest in the Company's net book value, profits and losses and tax attributes after the merger (the use of such tax attributes may be subject to certain limitations). As a private company, there would be no public market for the Company's Common Stock.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) According to the Company's Form 10-Q for the period ended March 31, 2004, there were 9,492,856 outstanding shares of Common Stock on May 24, 2004. The Reporting Person beneficially owns 4,121,727 shares of Common Stock of the Company which comprises approximately 43.0% of the issued and outstanding Common Stock. Such amount includes (i) 5 shares of Common Stock owned by the Reporting Person's wife and the following shares of Common Stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of Common Stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares of Common Stock which are immediately exercisable.

      The Reporting Person has sole power to vote or direct the vote of 4,121,722 shares of Common Stock, shared power to vote or direct the vote of 5 shares of Common Stock, sole power to dispose or to direct the disposition of 4,121,722 shares of Common Stock and shared power to dispose or to direct the disposition of 5 shares of Common Stock.

      (c) Not Applicable.


                               Page 4 of 7 Pages

      (d) With the exception of the 5 shares of the Company's Common Stock owned by the Reporting Person's spouse, the Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

      (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.  Materials to be filed as Exhibits.

      1. Letter dated June 9, 2004 from the Reporting Person to the Company's Board of Directors.


                               Page 5 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: June 10, 2004

                                       /s/ Bruce Bendell
                                       ----------------------------
                                       Bruce Bendell


                               Page 6 of 7 Pages